SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)

                               Zapata Corporation*
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    989070602
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
                                 (212) 521-6988
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2009
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR GLOBAL OPPORTUNITIES BREAKAWAY LTD. (COLLECTIVELY, THE "FUNDS"). ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR ALL OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Management, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Management GP, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    3,296,228

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,296,228

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.1%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    6,592,456

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,592,456

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989070602
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    9,888,684

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,888,684

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    51.3%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 989070602
          ---------------------

Item 1. Security and Issuer.

Zapata Corporation (the "Issuer"), Common Stock, $.01 par value (the "Shares").

The principal executive offices of the Issuer are located at 100 Meridian Centre, Suite 350, Rochester, NY, 14618.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

The Reporting Persons (as defined below) are filing this Schedule 13D because they have acquired beneficial ownership as a result of receiving certain proxies to vote the Shares. Until the Closing (as defined in Item 6), the Funds will not acquire a pecuniary interest in any of the Shares. For a detailed description of the Share Purchase Agreement (as defined in Item 6) and the transactions contemplated thereunder, please see Item 6.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"); Harbinger Capital Partners LLC ("Harbinger LLC"), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"); Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the "Breakaway Fund"); Global Opportunities Breakaway Management, L.P. ("Breakaway Management"), the investment manager of the Breakaway Fund; Global Opportunities Breakaway Management GP, L.L.C.
("Breakaway Management GP"), the general partner of Breakaway Management; Harbinger Holdings, LLC ("Harbinger Holdings"), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Breakaway Management GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, Breakaway Management, Breakaway Management GP, Harbinger Holdings and Philip Falcone may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. The Breakaway Fund is a Cayman Islands corporation with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, Breakaway Management GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and Breakaway Management is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Breakaway Management, Breakaway Management GP, Harbinger Holdings and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof Breakaway Management may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof Breakaway Management GP may be deemed to beneficially own 3,296,228 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 6,592,456 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 9,888,684 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

On June 17, 2009, the Funds and The Malcolm I. Glazer Family Limited Partnership, a Nevada limited partnership (the "Family LP"), Malcolm I. Glazer, Avram A. Glazer and Linda Glazer (each such person and the Family LP, a "Seller" and together the "Sellers"), entered into a Share Purchase Agreement (the "Share Purchase Agreement"), pursuant to which, among other things, the Funds agreed to purchase an aggregate of 9,888,684 Shares from the Sellers. The Funds have proposed to purchase an additional 49,278 Shares from certain other members of the Glazer family.

The Reporting Persons intend to acquire the Shares for investment purposes. Pursuant to the Share Purchase Agreement, each Seller has granted to Harbinger LLC a proxy to vote the Shares owned by such Seller for the election of three individuals to the board of directors of the Issuer, one of whom shall be Avram
A. Glazer and two of whom, Philip A. Falcone and Corrine J. Glass (as Class II directors), have been designated by Harbinger LLC.

After the Reporting Persons acquire the Shares, they intend to evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include causing a distribution of available cash of the Issuer, further acquisitions of Common Stock of the Issuer or disposal of all or any portion of the Shares acquired pursuant to the Share Purchase Agreement or other Common Stock of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Breakaway Management may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Breakaway Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Breakaway Management GP may be deemed to be the beneficial owner of 3,296,228 Shares, constituting 17.1% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Breakaway Management GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,296,228 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 6,592,456 Shares, constituting 34.2% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,592,456 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,888,684 Shares, constituting 51.3% of the Shares of the Issuer, based upon 19,276,334 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,888,684 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.
--------------------------------------------------------------------------------

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that were effected by the Reporting Persons in the past sixty days are set forth in Exhibit B hereto.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Share Purchase Agreement

Pursuant to the Share Purchase Agreement, each Seller has agreed to sell and the Funds have agreed to purchase, an aggregate of 9,888,684 Shares from the Sellers and each Seller has granted to Harbinger LLC a proxy to vote the Shares owned by such Seller for the election of three individuals to the board of directors of the Issuer, one of whom shall be Avram A. Glazer and two of whom, Philip A. Falcone and Corrine J. Glass (as Class II directors), have been designated by Harbinger LLC. The Sellers have agreed to cause the Issuer to reconvene its adjourned meeting of stockholders, and to prepare and mail revised proxy materials, in each case, in a manner that provides for the election of Avram A. Glazer, Philip A. Falcone and Corrine J. Glass as directors of the Issuer. The Sellers have agreed to use their best efforts to cause the Issuer to mail such proxy materials within four business days of the date of the Share Purchase Agreement and to hold such meeting of stockholders within ten business days following such mailing.

The Share Purchase Agreement includes customary covenants including the following: (a) the Funds and Sellers have agreed to use their reasonable best efforts to cause their respective closing conditions described below to be satisfied, (b) each Seller has agreed to (i) certain customary restrictions on such Seller's ability to transfer or otherwise dispose of any of such Seller's Shares or shares of common stock ("Zap.com Shares") of Zap.com, the Issuer's majority-owned subsidiary ("Zap.com"), (ii) not to enter into any voting arrangement with respect to such Seller's Shares or Zap.com Shares or (iii) not to take any action that could make any of such Seller's representations or warranties contained in the Share Purchase Agreement untrue or incorrect or would have the effect of preventing such Seller from performing any of such Seller's obligations under the Share Purchase Agreement, and (c) the Sellers have agreed not to, and have agreed to cause the Issuer not to, operate or take any action of the Issuer or its subsidiaries outside the ordinary course of business, including but not limited to, the payment of any dividends or distributions, change the Issuer's or its subsidiaries' charter or bylaws, grant any registration rights of the Issuer or its subsidiaries, purchase or otherwise acquire any shares of any capital stock of the Issuer or its subsidiaries, enter into or amend the terms of any transactions between the Issuer or any of its subsidiaries and any immediate family member, affiliate or associate of the Sellers, sell, lease, or otherwise dispose of any asset or property of the Issuer or its subsidiaries, enter into any loan or impose any encumbrance on any asset or property of the Issuer or its subsidiaries or enter into any agreement to do any of the foregoing.

In addition, each Seller has agreed not to vote on or consent to any matter in his capacity as a stockholder of the Issuer, and the Issuer has agreed not to vote on or consent to any matter in its capacity as a stockholder of Zap.com, except as specifically contemplated by the Share Purchase Agreement with respect to the granting of the proxies by the Sellers to the Funds or take any action as a member of the board of directors of the Issuer or Zap.com other than an action
(x) that will not result in a failure of any condition of the Funds to close the transactions under the Share Purchase Agreement, and (y) such Seller is advised by counsel he or she must take such action or be in breach of his or her fiduciary duty as a director. Concurrently with the Closing, the Sellers have also agreed to use their best efforts to cause each of Avram A. Glazer, Edward
S. Glazer, Darcie S. Glazer and Bryan G. Glazer and each Seller and every person who is an immediate family member of a Seller or who is an affiliate or associate of a Seller who is an officer or director of the Issuer or Zap.com to resign from each position held by such person with the Issuer or Zap.com.

The obligation of the Funds to purchase the Shares at the Closing is subject to the satisfaction at or before the date of the Closing (the "Closing Date"), of certain closing conditions, including but not limited to, (i) the election of Avram A. Glazer, Philip A. Falcone and Corrine J. Glass, as members of the board of directors of the Issuer, (ii) the Sellers' and the Funds' respective representations and warranties being true and correct in all material respects,
(iii) the Sellers and the Funds performing and complying with all respective agreements and covenants, (iv) no action or other proceeding to be pending, no investigation by any governmental authority to be commenced and no action or proceeding by any governmental authority to be threatened against any of the Funds, the Sellers, the Issuer or Zap.com or any of their respective principals, officers or directors that is seeking to restrain or change the transactions contemplated under the Share Purchase Agreement or questioning the legality or validity of, or seeking damages in connection with any, such transactions, (v) all applicable consents necessary to the execution and delivery of the Share Purchase Agreement and the consummation of the transactions contemplated thereby to be obtained, (vi) no material adverse change since the date of the Share Purchase Agreement in the Issuer or Zap.com to have occurred, (vii) the Sellers having delivered to the Funds a record list of stockholders which confirms that the Shares and Zap.com Shares being purchased by the Funds represent the same percentage of issued and outstanding Shares of the Issuer and Zap.com, respectively, (viii) there shall have been no change to the Issuer's or its subsidiaries' authorized capital stock and no capital stock or other rights exchangeable into, or rights to acquire any, shares of capital stock of the Issuer or its subsidiaries shall have been issued, and (ix) concurrently with the Closing, certain family members of the Sellers shall have sold their Shares to the Funds. The Funds have proposed to purchase an additional 49,278 Shares from certain other members of the Glazer family.

The foregoing summary of certain terms of the Share Purchase Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Purchase Agreement, which is included as Exhibit C to this Schedule 13D, which is incorporated herein by reference.

Family LP and the Funds are parties to a letter agreement with Jefferies High Yield Trading, LLC ("Jefferies"), pursuant to which each of Family LP, on the one hand, and the Funds, on the other hand, will pay Jefferies a finder's fee in the amount of $500,000. The foregoing summary of the terms of the letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement, which is included as Exhibit D to this Schedule 13D and is incorporated herein by reference.
--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer Exhibit C: Share Purchase Agreement, dated June 17, 2009
Exhibit D: Letter Agreement with Jefferies High Yield Trading, LLC

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Ltd.
By: Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management GP, L.L.C.

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

June 19, 2009

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D dated June 19, 2009 relating to the Common Stock, $0.01 par value of Zapata Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Ltd.
By: Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management GP, L.L.C.

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone


June 19, 2009

                                                                       Exhibit B


                Transactions in the Common Stock, $0.01 par value
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                     Number of Shares             Price per Share
Transaction                 Purchased/(Sold)

6/17/09                         3,296,228                     $7.50

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                     Number of Shares             Price per Share
Transaction                 Purchased/(Sold)

6/17/09                         3,296,228                     $7.50

TRANSACTIONS BY GLOBAL OPPORTUNITIES BREAKAWAY LTD.

Date of                     Number of Shares              Price per Share
Transaction                 Purchased/(Sold)

6/17/09                         3,296,228                     $7.50